SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

IMPERIAL SUGAR COMPANY
(Name of Subject Company)

IMPERIAL SUGAR COMPANY
(Name of Person(s) Filing Statement)

Common Stock, without par value
(Title of Class of Securities)

453096208
(CUSIP Number of Class of Securities)

Louis T. Bolognini
Senior Vice President and General Counsel
Imperial Sugar Company
8016 Highway 90-A, P.O Box 9
Sugar Land, Texas 77487-0009
(281) 491-9181
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following documents relating to the proposed transaction among LD Commodities Sugar Holdings LLC, Louis Dreyfus Commodities Subsidiary Inc. and Imperial Sugar Company: (i) a press release, dated May 1, 2012 (attached as Exhibit 99.1), (ii) a Questions & Answers document that may be used by representatives of Imperial Sugar Company in connection with the transaction (attached as Exhibit 99.2), (iii) a script for statements to be made by representatives of Imperial Sugar Company in communications with customers and sales force members (attached as Exhibit 99.3), (iv) a script for statements to be made by representatives of Imperial Sugar Company in communications with employees (attached as Exhibit 99.4) and (v) a script for statements to be made by representatives of Imperial Sugar Company in communications with suppliers (attached as Exhibit 99.5).

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Statements herein regarding the proposed transaction among LD Commodities Sugar Holdings LLC, Louis Dreyfus Commodities Subsidiary Inc. and Imperial Sugar Company, future financial and operating results and any other statements about future expectations constitute “forward looking statements.”  These forward looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions.  Such statements are based upon current beliefs and expectations and are subject to significant risks and uncertainties.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements.  We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.

Additional factors that may affect future results are contained in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended September 30, 2011, which are available at the SEC’s Web site http://www.sec.gov.  The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward looking statements as a result of developments occurring after the date hereof is hereby disclaimed unless required by law.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Imperial Sugar Company plans to file with the Securities and Exchange Commission (SEC) a Tender Offer Solicitation/Recommendation Statement under cover of Schedule 14D-9.  Investors and security holders of Imperial Sugar Company are urged to read Imperial Sugar Company’s Tender Offer Solicitation/Recommendation Statement filed under cover of Schedule 14D-9 and any other relevant documents filed with the SEC when they are available because they will contain important information about Imperial Sugar Company, the proposed transaction and related matters.  The tender offer has not yet commenced and important information regarding the terms of the tender offer will be contained in a Schedule TO filed by the acquirer.  Imperial Sugar Company’s Tender Offer Solicitation/Recommendation Statement filed under cover of Schedule 14D-9 will be mailed to stockholders of the Company.  Investors and security holders of the Company will be able to obtain copies of the Schedule 14D-9, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Imperial Sugar Company, without charge, at the SEC’s Internet site (http://www.sec.gov).  These documents may also be obtained for free from Imperial Sugar Company by directing a request at our Investor Relations page on our corporate website at http://www.imperialsugarcompany.com/investor-relations.html.

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated May 1, 2012.

99.2	Q&A dated May 1, 2012

99.3	Customer and Sales Force Script dated May 1, 2012.

99.4	Employee Script dated May 1, 2012.

99.5	Supplier Script dated May 1, 2012.

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